SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emergent Capital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29102N303

(CUSIP Number)

Merrill B. Stone, Esq.

Kelley Drye & Warren LLP

101 Park Avenue

New York, NY 10178

(212) 808-7800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29102N303	13D	Page 2 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PJC Investments, LLC 26-3632473
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,875,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,875,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,875,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14.		TYPE OF REPORTING PERSON CO

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer’s outstanding unsecured convertible notes (the “Convertible Notes”) or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 3 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Patrick J. Curry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,875,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,875,000*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,875,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14.		TYPE OF REPORTING PERSON IN

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer’s outstanding unsecured convertible notes (the “Convertible Notes”) or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 4 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) InvestCo 1, LLC 82-2077136
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,700,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,700,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,700,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 29102N303	13D	Page 5 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Key
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,700,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,700,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,700,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 29102N303	13D	Page 6 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JSARCo, LLC 82-2156945
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,895,038*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,895,038*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,895,038*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.		TYPE OF REPORTING PERSON CO

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer’s outstanding unsecured convertible notes (the “Convertible Notes”) or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 7 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TopCo 1, LLC 82-2183671
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,895,038*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,895,038*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,895,038*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.		TYPE OF REPORTING PERSON CO

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer’s outstanding unsecured convertible notes (the “Convertible Notes”) or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 8 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph E. Sarachek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,895,038*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,895,038*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,895,038*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.		TYPE OF REPORTING PERSON IN

* Includes 13,575,000 shares issuable upon the exercise of warrants, of which (i) 8,750,000 are currently exercisable and (ii) 4,825,000 become exercisable in connection with the conversion into shares of Common Stock of the Issuer’s outstanding unsecured convertible notes (the “Convertible Notes”) or, earlier upon the earliest date on which (x) at least 50% of the aggregate principal amount of the Convertible Notes are converted into shares of Common Stock or (y) all of the Convertible Notes are no longer outstanding.

CUSIP No. 29102N303	13D	Page 9 of 14 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (the “Amendment No. 1”) amends the Schedule 13D filed on August 7, 2017 (as amended by this Amendment No. 1, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) thereof. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. This Amendment No. 1 is being filed solely for the purpose of refiling Exhibit 10.21 hereto, to correct inadvertent errors contained in such previously filed exhibit.

Item 7. Material to be Filed as Exhibits.

See Exhibit Index.

CUSIP No. 29102N303	13D	Page 10 of 14 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2017		PJC Investments, LLC

JSARCo, LLC		By:	/s/ Patrick J. Curry
Name: Patrick J. Curry
By:	TopCo 1, LLC, its Managing Member		Title: Manager

By:	/s/ Joseph Sarachek	Patrick J. Curry
Name: Joseph Sarachek
	Title: Manager	/s/ Patrick J. Curry

TopCo 1, LLC		InvestCo 1, LLC

By:	/s/ Joseph Sarachek	By:	/s/ Steven Key
	Name: Joseph Sarachek		Name: Steven Key
	Title: Manager		Title: Manager

Joseph E. Sarachek		Steven L. Key

/s/ Joseph Sarachek		/s/ Steven Key

CUSIP No. 29102N303	13D	Page 11 of 14 Pages

Exhibit Index

Exhibit No.	Description

4.1	Form of Common Stock Purchase Warrant, dated as of July 28, 2017 (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

10.1

Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.2	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.3	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Bulldog Investors LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.4	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.5	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.6	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Rangeley Capital, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.7	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.8	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

CUSIP No. 29102N303	13D	Page 12 of 14 Pages

10.9	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and NS Advisors, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.10	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.11	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.12	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Joel Lusman (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.13	Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P., and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.14	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.15	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.16	Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

CUSIP No. 29102N303	13D	Page 13 of 14 Pages

10.17	Amendment to Master Transaction Agreement, dated as of April 7, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.18	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.19	Master Transaction Agreement, dated as of May 12, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Integrated Core Strategies (US) LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 3 filed with the Commission on June 7, 2017 (File No. 005-86093)).

10.20	Amendment No. 1 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, and Integrated Core Strategies (US) LLC (incorporated by reference to Emergent Capital, Inc.’s Schedule TO-I/A No. 5 filed with the Commission on June 21, 2017 (File No. 005-86093)).

10.21*	Securities Acquisition Agreement, dated as of July 26, 2017, by and between Evermore Global Advisors, LLC and PJC Investments, LLC.

10.22**	Securities Acquisition Agreement, dated as of July 28, 2017, by and among Bulldog Investors, LLC, PJC Investments, LLC, and Triax Capital Advisors LLC.

10.23**	Securities Acquisition Agreement, dated as of July 28, 2017, by and between Opal Sheppard Opportunities Fund I LP and PJC Investments, LLC.

10.24**	Securities Acquisition Agreement, dated as of July 28, 2017, by and among Mimesis Capital Partners LLC, PJC Investments, LLC, and Triax Capital Advisors LLC.

10.25**	Rights Purchase Agreement, dated as of July 6, 2017, by and among Ironsides P Fund L.P., Ironsides Special Situations Master Fund II L.P. and PJC Investments, LLC.

CUSIP No. 29102N303	13D	Page 14 of 14 Pages

10.26	Common Stock Purchase Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC and the purchasers party thereto (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

10.27	Board Designation Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC and JSARCo, LLC (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

10.28	Registration Rights Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc. and the holders party thereto. (incorporated by reference to Emergent Capital, Inc.’s Current Report on Form 8-K filed with the Commission on July 31, 2017 (File No. 001-35064)).

99.1**	Joint Filing Agreement dated as of August 4, 2017 by and among PJC Investments, LLC, InvestCo 1, LLC, Patrick J. Curry, JSARCo, LLC, TopCo 1, LLC and Joseph E. Sarachek.

_______________

* Filed with this Amendment No. 1

** Previously filed with the Schedule 13D